David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                             Tel. (516) 887-8200 Fax
                                 (516) 887-8250


                                                               December 15, 2006

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jeffrey P. Riedler

Re: PowerRaise, Inc.
    Registration Statement on Form SB-2
    Filed on September 12, 2006
    File Number 333-137251

Dear Mr. Riedler:

     On behalf of PowerRaise, Inc. (the "Company"), we are herewith filing with the Securities and Exchange Commission (the "Commission") an amended Registration Statement on Form SB-2/A (the "Amended Registration Statement") in response to the Commission's comment letter, dated October 6, 2006 (the "Comment Letter"), with reference to the Company's Registration Statement on Form SB-2 (the "Registration Statement") filed with the Commission on September 12, 2006.

     In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

1. COMMENT: Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

     RESPONSE: The Company appreciates the Commission's comments on the Registration Statement and understands that the comments provided serve as examples and not complete lists. To the extent there are changes to be made in the Registration Statement in addition to responding to the comments and examples provided in the Comment Letter, the Company has made such appropriate and applicable changes.

2. COMMENT: Please revise the following statements:

* After the date of this prospectus, we expect to have an application filed with the National Association of Securities Dealers, Inc. for our common stock to eligible for trading on the OTC Bulletin Board. (cover page and page 28)
* We intend to apply for admission to quotation of our securities on the NASD OTC Bulletin Board after this prospectus is declared effective by the SEC. (page 12)

You cannot file an application with the NASD, a market maker must file this application. In addition, the application would be made after the registration statement becomes effective, which may differ from the date of this prospectus. Please revise these statements where indicated and elsewhere in the prospectus accordingly. Additionally, each time you state that you expect to have a market maker file apply for quotation, please also state that you do not yet have a market maker who has agreed to file the application.

     RESPONSE: In accordance with the Commission's comments, the Amended Registration Statement has been revised through the entire document to accurately state that the application with respect to obtaining a quotation of its common stock will be filed by a market maker and that the Company does not yet have a market maker who has agreed to file such application.

3. COMMENT: Throughout the prospectus you make various statements about the status of your business and revenues that may suggest to the reader that you currently have some revenues. Please review your entire registration statement and revise these statements to accurately reflect the current status of your business and revenues. For example, see the following:

* On page 5 you state you "have no current revenue." This statement should be revised to state you have never had any revenue.
* On page 7 you state that you mat not be able to "increase market share" or increase or sustain revenue. This statement should be revised to state that you may not be able to establish any market share or establish any revenue.
* On page 14 you state that you have not generated "any material revenues to date." This statement should be revised to state that you have not generated any revenues to date.

     RESPONSE: All references to the status of the business and revenues of the Company have been revised in the Amended Registration Statement to accurately reflect the current status of the Company's business and revenues.

4. COMMENT: Throughout the registration statement you make reference to your "officers" and your "two officer." It appears, however, that you have only one company employee and officer, Ms. Navon. Based on your disclosure on page 22, it appears that Mr. Friedman is not an officer but only a director of the company.

Please revise your disclosure throughout your registration statement to reflect the fact that Ms. Navon is the company's sole employee and officer.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

PROSPECTUS COVER PAGE

5. COMMENT: Please revise your disclosure to combine your statements regarding the price. You currently state in paragraph 3 that "The selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions, "and you then state in paragraph 4 that "Until our common stock becomes eligible for trading on the OTC Bulletin Board, the selling stockholders will be offering our common shares at a price of $0.25 per common share." Please revise these statements to make one statement regarding your price. The revised statement should read: "The selling stockholders will sell at a price of $0.25 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices." The revised statement will make it clear that selling stockholders can sell at the fixed price now and at market or negotiated prices if a market develops

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

6. COMMENT:  Please limit the cover page to the information  that is required by
Item 501 of Regulation S-B. Your cover page contains superfluous information such as the statement describing your company, the statement that the selling stockholders may be deemed underwriters and the number of shares of your common stock issued and outstanding. You may describe this other information in the prospectus and offering summary.

     RESPONSE: The cover page of the Amended Registration Statement has been revised in accordance with the information that is required by Item 501 of Regulation S-B.

RISK FACTORS, PAGE 4

GENERAL

7. COMMENT: Please revise each subheading to ensure it reflects the risk that you discuss in the text. Some of your subheadings merely state a fact about your business, such as "14. We may have difficulty identifying the source of the problem when there is a problem in a network." Or describe an event that may occur in the future and "19. Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

8. COMMENT: Please add a risk factor that addresses the company's dependence on Ms. Navon and Mr. Friedman and the impact on your business of a loss of either individual. Please also address in this risk factor the fact that Ms. Navon has not received any compensation related to her services as an officer of the Company.

     RESPONSE: The Amended Registration Statement has been revised to include risk factor 6 to address the Company's dependence on Ms. Navon and Mr. Friedman.

9. COMMENT: Please add a risk factor that addresses the company's dependence on your agreement with Linkshare. At a minimum you should discuss your dependence on LinkShare's relationship with merchants available on your website and your dependence on LinkShare to set the commissions which will become your revenues.

     RESPONSE:   In  accordance  with  the  Commission's  comment,  the  Amended
Registration Statement has been revised to include a separate risk factor concerning the Company's dependence on its agreement with LinkShare.

10. COMMENT: On page 18 you refer to a third party marketing consulting firm that will assist you in developing your marketing plan in the next 12 months. Please consider discussing your dependence on this marketing consulting firm in a separate risk factor and any risks to your business that may arise as a result of this dependence.

     RESPONSE:   In  accordance  with  the  Commission's  comment,  the  Amended
Registration Statement has been revised to include risk factor 10 to address the Company's future dependence on a third party marketing firm.

"1. WE ARE DEVELOPMENT STAGE COMPANY..."PAGE 4

11. COMMENT: Please revise your disclosure to clarify in this risk factor that you currently have no customers and that you have yet to complete the development of your website.

     RESPONSE: In accordance with the Commission's comment, risk factor 1 of the Amended Registration Statement has been revised to indicate that the Company has no customers and have yet to complete the development of its website.

"3. IF OUR BUSINESS PLANS ARE NOT SUCCESSFUL." PAGE 5

12. COMMENT: Please revise the disclosure that two shareholders have lent you $35,000 to identify the shareholders and to disclose that the loans are due on September 13, 2008 and that they accrue interest at a rate of 24% per year.

     RESPONSE: risk factor 3 of the Amended Registration Statement has been revised in accordance with the Commission's comment.

"4. WE HAVE NOT GENERATED ANY REVENUE FROM OUR BUSINESS..."PAGE 5

13. COMMENT: Please revise your disclosure to discuss the consequences of your going concern qualification in terms of your ability to raise capital.

     RESPONSE: Risk factor 4 of the Amended Registration Statement has been revised in accordance with the Commission's comment.

"5. SINCE OUR OFFICERS WORK OR CONSULT FOR OTHER COMPANIES...." PAGE 5-6

14. COMMENT: Please revise your disclosure to describe whether Ms. Navon's and Mr. Friedman's other employment obligations are full-time.

     RESPONSE: Risk factor 5 of the Amended Registration Statement has been revised reflect the current status of Ms. Navon and Mr. Friedman other employment obligations.

"6. OUR TWO OFFICERS AND DIRECTORS OWN A CONTROLLING INTEREST..."PAGE 6

15. COMMENT: We note your statement in this risk factor regarding the possibility of future sales of significant amount of shares held by your directors and executive officers and the impact this would have on the market price of your common. Please address this risk in a separate risk factor.

     RESPONSE: In accordance with the Commission's comment, the Amended Registration Statement has been revised to include risk factor 8 to address the risk relating to the possibility of future sales of significant amounts of shares held by our officer and directors and the impact that this would have on the market price of the Company's common stock.

"9. OUR MERCHANT PARTNERS HAVE THE RIGHT TO TERMINATE THEIR AGREEMENTS..."PAGE 7

16. COMMENT: Please revise your disclosure to name any merchant partners who are key to your business. Please also disclose whether these merchants are available to you through your agreement with LinkShare or through individual agreements with you and how these merchants will exercise their termination rights. If you have individual agreements with these merchants, they should be described in the Business section and the agreements should be filed as exhibits.

     RESPONSE: Risk factor 14 of the Amended Registration Statement has been added to discuss the nature of the Company's relationship with merchant partners and the agreement has been filed as an exhibit.

17. COMMENT: It appears that you currently have no commissioned agents or other distribution relationships. It that is the case, please revise this risk factor to clarify. Please also revise the risk factor subheading to clarify that your success depends on successfully developing future relationships with these third parties. If that is not the case, then to the extent that you are substantially dependent on the third parties you refer to in this risk factor, please identify them here, describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose in this risk factor the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party.

     RESPONSE: Risk factor 11 of the Amended Registration Statement has been revised to reflect that the Company currently has no commission sales agents but intends to develop such relationships upon the completion of its website.

18. COMMENT: Please revise your disclosure to describe the type of "other distribution relationships" referenced in this risk factor.

     RESPONSE: Risk factor 12 has been added to describe the type of "other distribution relationships" and the associated risks.

19. COMMENT: Please revise your disclosure to quantity the cost to your business of developing the distribution relationships you discuss in this risk factor, i.e. the commissioned agents and the other distribution relationships.

     RESPONSE: In accordance with the Commission's comment, the Amended Registration Statement has been revised to reflect on page 17 that the Company intends to contract with commissioned sales agents upon the completion of its website and such parties will receive approximately 15% of the total revenue generated from merchant partners.

"12, WE, RELY ON AN OUTSIDE HOSTING COMPANY WHERE OUR INTERNET SERVER AND SOFTWARE ARE LOCATED..." PAGE 8

20. COMMENT: Please name the outside hosting company who you refer to in this risk factor. If you have an agreement with the outside hosting company, please describe the material terms of the agreement in your Business section and file the agreement as an exhibit to the registration statement.

     RESPONSE: The Amended Registration Statement has been revised to reflect in risk factor 15 that the Company has decided to host the PowerRaise server itself.

21. COMMENT: In addition, to the extent that such amount is material, please disclose the cost to your business of using the outside hosting company.

     RESPONSE: While the cost is not material, the Amended Registration Statement has been revised to reflect in risk factor 15 the cost to the Company for internally hosting the PowerRaise server.

"13. WE RELY ON SUBCONTRACTORS FOR THE PROGRAMMING AND MAINTENANCE OF CRITICAL ELEMENTS OF OUR SOFTWARE..." PAGE 8

22. COMMENT: To the extent that you are substantially dependent on the subcontractors you refer to in this risk factor, please identify them here, describe the material terms of your agreements with them in your business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose in this risk factor the approximate number of parties performing these services.

     RESPONSE: Risk factor 16 of the Amended Registration Statement has been revised in accordance with the Commission's comment.

15. IF WE DO NOT DEVELOP AND MAINTAIN SUCCESSFUL PARTNERSHIPS..." PAGE 9

23. COMMENT: Please revise your disclosure to describe the type of partnerships you believe are necessary to market your services.

     RESPONSE: Risk factor 12 of the Amended Registration Statement has been revised to describe the type of partnerships the Company believes are necessary to market its service.

"16. FUTURE LEGISLATION OR REGULATION OF THE INTERNET..." PAGE 9

24. COMMENT: Please move the statement regarding large, established merchandise companies to risk factor number 10 on page 7 regarding competition. The acts of merchandise companies are a competitive factor not a regulatory factor that may impact your business.

     RESPONSE: The Company appreciates the Commission's comments and the statement regarding large, established merchandise companies has been added to risk factor 13.

"18. OUR SUCCESS WILL DEPEND ON OUR ABILITY TO HANDLE A LARGE NUMBER OF SIMULTANEOUS SHOPPERS..." PAGE 10

25. COMMENT: Please revise your disclosure to describe the current capacity of your server and quantify the cost to your business to increase the capacity of your server.

     RESPONSE: In accordance with the Commission's comment, risk factor 18 of the Amended Registration Statement has been revised to describe the current capacity of the Company's server and the cost to increase the server capacity.

"19. INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS OF OTHERS..." PAGE 10

26. COMMENT: Please revise your disclosure to describe the "certain necessary technology" referenced in this risk factor. What type of technology is this, i.e. hardware, software, other?

     RESPONSE: In accordance with the Commission's comment, risk factor 19 of the Amended Registration Statement has been revised to describe in the "certain necessary technology" referenced in that risk factor.

"20. IF WE DISCOVER PRODUCT DEFECTS..." PAGE 10

27. COMMENT: Please revise your disclosure to describe the significant "errors, defects or functional limitations" you have experiences in the past and describe the impacts these specific errors, defects or functional limitations had on your company. Your revised disclosure should also quantify the impact of these past significant errors, defects or functional limitations. For example, did these problems result in additional costs or delay your development.

     RESPONSE: In accordance with the Commission's comment risk factor 20 of the Amended Registration Statement has been revised to describe the errors, defects or functional limitations" discussed in this risk factor.

"22. WE MAY IN THE FUTURE, ISSUE ADDITIONAL COMMON SHARES..." PAGE 11

28. COMMENT: Please revise this risk factor to disclose that you have only 5,581,000 shares of common stock outstanding.

     RESPONSE: Risk factor 22 of the Amended Registration Statement has been revised in accordance with the Commission's comment.

"23. OUR COMMON SHARES ARE SUBJECT TO THE `PENNY STOCK' RULES OF THE SEC..." PAGE 11

29. COMMENT: Please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

     RESPONSE: Risk factor 23 of the Amended Registration Statement has been revised in accordance with the Commission's comment.

"26. BECAUSE WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS ON OUR COMMON STOCK..." PAGE 12

30. COMMENT: Please revise your statements that your shareholders will not be able to receive a return on their shares unless they sell them to state that they will not receive a return on their shares unless the value of the shares appreciates.

     RESPONSE: Risk factor 26 of the Amended Registration Statement has been revised in accordance with the Commission's comment.

DETERMINATION OF OFFERING PRICE, PAGE 14

31. COMMENT: Please revise your disclosure in this section to clarify that the shares issued to the selling stockholders in the private placements were issued at $0.25 per share.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

DESCRIPTION OF BUSINESS, PAGE 14

OUR CURRENT BUSINESS, PAGE 14

32. COMMENT: Please revise your disclosure to describe your relationship with your merchants and under what type of agreement they operate. If all of your merchants are available to you through your agreement with LinkShare, please describe how LinkShare controls the relationship with the merchants and how you participate in establishing the terms with any particular merchant, if you participate at all. Please describe the termination rights available to merchants. If you have individual agreements with merchants, please describe the key terms of these agreements and file a form of such agreement as an exhibit to the registration statement.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

33. COMMENT: Please expand your disclosure to describe all the material terms of your agreement with LinkShare, including at a minimum the fee structure, any material amounts due to LinkShare and the term and termination provisions.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

34. COMMENT: Please revise your disclosure to clarify the nature of the commission structure. You state that you will earn 2% to 25% on the sales made by merchants to persons who accessed the merchant through your website and that you will pay a portion of this commission to the schools. You also state that you will pay the schools a commission of 2%-25%. This statement appears inaccurate as you will keep a portion of the commission as revenue and only pay a portion to the schools. What portion of the total commission earned from the merchant will you keep and what portion will go to the schools? Please provide a numeric example for clarification.

     RESPONSE:   In  accordance  with  the  Commission's  comment,  the  Amended
Registration Statement has been revised to clarify the nature of the commission structure.

35. COMMENT: In addition, we note that a key part of your marketing strategy appears to be the use of commissioned sales agents. What portion of the commission earned from merchants will go to compensate these commissioned sales agents?

     RESPONSE:   In  accordance  with  the  Commission's  comment,  the  Amended
Registration Statement has been revised to discuss how the Company will allocate to commission based sales agents the commission earned from merchants.

INDUSTRY BACKGROUND, PAGE 15

36. COMMENT: Please include the date of the Morgan Stanley Report

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

37. COMMENT: We refer to the information you retrieved from the Morgan Stanley Report. Please revise your disclosure to change the reference to "we" to "Morgan Stanley" so it is clear to the reader that these are Morgan Stanley's beliefs and statistics and not the company's.

     RESPONSE: In subsection "INDUSTRY BACKGROUND" on page 18, all references to "we" were changed to "Morgan Stanley" in accordance with the Comment Letter.

38. COMMENT: Please delete the third bullet as this statement applies to "leading Internet companies" and PowerRaise is only a development stage company.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

39. COMMENT: The Forrester Research report is no longer available online. Please provide us with a hard copy of this report. Please mark the portion of the document that supports your statements included here.

     RESPONSE: As requested, the Forester Research report is enclosed herewith.

40. COMMENT: Please revise your disclosure to clarify and summarize your current marketing strategy. In the MD&A on pages 18 and 19 you discuss how you plan to build sales agent teams. On page 15 you indicate that you plan to send mailings to schools. In the risk factor 11 on page 8 you refer to other distribution relationships. We note that you have allocated $10,000 for marketing expenditures over the next 12 months. Will you be able to build a sales agent team, send mailings and develop other distribution relationships with $10,000? Your current marketing strategy should be consistent with your budget for that strategy.

     RESPONSE: The Amended Registration Statement has been revised to clarify that Ms. Navon will spearhead the task of marketing our services for the next 12 months.

41. COMMENT: Please expand your disclosure to discuss the critical mass of users you expect you will need on your website in order to create a viable website business. We note that you will need to compensate schools, your sales agent team and cover other company expenses from the 2% to 25% of commissions you will earn from merchants. How many users or what amount of sales on your website do you expect you will need to accomplish this?

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

42. COMMENT: Please revise your disclosure regarding the shareholder loans to name the shareholders who loaned you these funds and to describe the company's termination provision. Is there a penalty to terminate the loan? What amount will the company owe to the shareholders, including principal and interest, when the loan is terminated? Also, please file the loan agreements as exhibits to the registration statement. See Item 601(b)(10)(A) of Regulation S-B.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment and the loan agreements have been filed as Exhibits 4.3 and 4.4 to the Amended Registration Statement.

43. COMMENT: Please expand your disclosure regarding your loan commitment with Ms. Navon and Mr. Friedman. Please indicate when you entered into this arrangement, the term of the agreement and the repayment terms, such as maturity date and interest. Please also file any written agreement as an exhibit to the registration statement. See Item 601(b)(10)(A) of Regulation S-B.

     RESPONSE: The Company has revised the Amended Registration Statement to delete all references to an informal loan arrangement with its two directors since those arrangements and any of the terms of such loans were never memorialized. Our directors have agreed to lend the company on an as-is needed basis.

44. COMMENT: Please revise your disclosure in this section to describe the terms of the director loan of $7,500 that you refer on page F-8 and whether this loan was granted by Ms. Navon and Mr. Friedman.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment and loan agreement with Mr. Friedman has been added as Exhibit 4.2 to the Amended Registration Statement.

45. COMMENT: We note your statement on page 19 that you cannot provide investors with any assurance that this registration statement will be approved. As we do not grant approval to registration statements, this statement should be revised. You may state that you cannot provide investors any assurance that the registration statement will be declared effective.

     RESPONSE: Page 18 of the Amended Registration Statement has been revised in accordance with the Commission's comment.

EXECUTIVE COMPENSATION, PAGE 23

46. COMMENT: Please revise footnote (e) to the summary compensation table to disclose the value of services for which you issued shares to Mr. Friedman in March 2005.

     RESPONSE: Footnote (e) to the summary compensation table of the Amended Registration Statement has been revised to indicate that the board of directors determined that the issuance of 2,500,000 was the value of Mr. Friedman's services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 26

47. COMMENT: We note you have loans outstanding from your director and paid consulting fees to the President and director. Please revise your statement that there are no transactions, other than those described in this section, in which directors, officers, majority shareholders or any family members had a direct or indirect material interest, to state that there were no such transactions exceeding the $60,000 threshold.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

SHARE CAPITAL, PAGES 30-31

48. COMMENT: Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

     RESPONSE:   The  Amended  Registration   Statement  have  been  revised  in
accordance with the Commission's comment.

FINANCIAL STATEMENTS, PAGE F-1

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2005, PAGE F-16

SOFTWARE DEVELOPMENT COSTS, PAGE F-17

49. COMMENT: Please describe the types of costs classified as website expense in your statements of operations and explain why they were not capitalized pursuant to this accounting policy.

     RESPONSE: The above referenced section of the Notes to the Financial Statements which form a part of the Amended Registration Statement has been revised in accordance with the Commission's comment.

NOTES: RELATED PARTY TRANSACTIONS, PAGES F-18

50. COMMENT: While the loan has no repayment terms, it is unclear whether the director has the ability to demand repayment at any time or within a year from each balance sheet date presented. If so, please tell us why the loan should not be reflected as a current liability. In this regard, it is unclear that the director indicating repayment was not expected in the next fiscal year is sufficient to classify the loan as a non-current liability.

     RESPONSE: The above referenced section of the Notes to the Financial Statements which form a part of the Amended Registration Statement has been revised in accordance with the Commission's comment.

NOTE 9. STOCKHOLDERS' EQUITY, PAGE F-19 ISSUED AND OUTSTANDING, PAGE F-19

51. COMMENT: Please tell us how you determined that the value of the shares issued to the directors for services was only $0.001 per share. In so doing, please explain how, regarding paragraph 8 of SFAS 123, you determined that the fair value of the consideration received was more reliably measurable than the fair value of the stock issued. In addition, please tell us the significant methodologies and assumption used in valuing the consideration received. Furthermore, please tell us various dates through 2005 in which the Company accepted subscriptions for common stock at $0.25 per share and then number of shares subscribed and accepted on each date. Finally, please describe the event or factors that contributed to the apparent change in value of your common stock from $0.001 to $0.25 per share between when the stock was issued for services on March 30, 2005 and the date on which the first subscriptions was accepted.

     RESPONSE: The Board of Directors of the Company resolved to issue to its directors an aggregate of 5,000,000 shares of its common stock at the par value price of $0.001 per share in consideration for services rendered. The Company believes that at the time of issuance of the shares of common stock to its directors, the par value price of $0.001 represented the fair market value of the shares because the Company had not commenced business. The Company believes that the par value price of $0.001 is no longer available.

     Since the issuance of the shares to the directors, the Company conducted a test run of its business concept and successfully proved the concept with LinkShare. The Company obtained variable commitments from 17 investors to raise $131,450.

     During the year ended December 31, 2005, the Company accepted subscriptions for 525,800 shares of its common stock from such investors under the private placement. The private placement was not subject to any minimum investment but the Company determined that based upon the success of its test run, the offering price for its shares of common stock was valued at $0.25 per share. The Company accepted the subscriptions on each date set forth below and in the amount set forth opposite each date.

             Subscription Date                    Shares
             -----------------                    ------
               4/28/2005 (1)                      20,000
                5/1/2005 (1)                      10,000
                5/6/2005 (2)                      39,800
               5/19/2005 (2)                     100,000
               6/28/2005 (6)                      72,000
               7/13/2005 (2)                      24,000
               7/28/2005 (2)                      20,000
              11/25/2005 (1)                     240,000
                                                 -------

              Total 2005 (17)                    525,800
                                                 =======

UNDERTAKINGS, PAGE II-3

52. COMMENT: Please revise your undertakings to provide the undertakings as required by Item 512(a)(1)(iii), (a)(2) and (a)(3) and Item 512(g)(2). In addition, please remove the undertaking you have provided in the last paragraph on page II-3.

     RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

     The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) blacklined copies showing the changes made in the Amendment to the Registration Statement in order to help expedite the review process.

     Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

                                  Very truly yours,


                                  /s/ David Lubin & Associates, PLLC
                                  ----------------------------------
                                  David Lubin & Associates, PLLC


cc: Ruth Navon